Filed Pursuant to Rule 433
Registration No. 333-158385
FREE WRITING PROSPECTUS
May 26, 2011
(To Prospectus dated April 2, 2009,
Prospectus Supplement dated April 9, 2009,
Product Supplement dated April 9, 2009, and
Underlying Supplement no. 3 dated October 22, 2010)

HSBC USA Inc.
U.S. Market-Cap
Lookback Allocator Notes

▸ U.S. Market-Cap Lookback Allocator Notes linked to a weighted basket of indices consisting of the S&P 500® Index, the S&P MidCap 400® Index and the Russell 2000® Index

▸ 3 year term

▸ At maturity, the Notes allocate a 60%/30%/10% weighting to the best, second best, and lowest performing index, respectively

▸ 1x exposure to any positive or negative Allocated Return

The U.S. Market-Cap Lookback Allocator Notes (each a "Note" and collectively the "Notes") offered hereunder are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction and include investment risks including possible loss of the Principal Amount invested due to the credit risk of HSBC USA Inc.

The Notes will not be listed on any U.S. securities exchange or automated quotation system.

Neither the U.S. Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this document, the accompanying underlying supplement and the accompanying prospectus or prospectus supplement. Any representation to the contrary is a criminal offense.

We have appointed HSBC Securities (USA) Inc., an affiliate of ours, as the agent for the sale of the Notes. HSBC Securities (USA) Inc. will purchase the Notes from us for distribution to other registered broker dealers or will offer the Notes directly to investors. HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, the pricing supplement to which this free writing prospectus relates is being used in a market-making transaction. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page FWP-17 of this free writing prospectus.

Investment in the Notes involves certain risks. You should refer to "Risk Factors" beginning on page FWP-8 of this document, page PS-4 of the accompanying product supplement, page S-3 of the accompanying prospectus supplement and page US3-1 of the accompanying underlying supplement no. 3.

	Price to Public	Fees and Commissions[1]	Proceeds to Issuer
Per Note/total	$1,000		

[1]HSBC USA Inc. or one of our affiliates may pay varying discounts and commissions of up to 1.20% per $1,000 Principal Amount of Notes in connection with the distribution of the Notes, a portion of wich may consist of a combination of selling concessions of up to 0.50% and referral fees of up to 1.20%. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page FWP-17 of this free writing prospectus.

HSBC

HSBC USA Inc.

U.S. Market-Cap Lookback Allocator Notes

INDICATIVE TERMS*

Principal Amount	$1,000 per Note
Term	3 years
Reference Asset	The S&P 500 Index® ("SPX"), the S&P MidCap 400® Index ("MID") and the Russell 2000® Index ("RTY") (each an "Index" and together the "Indices")
Exposure	100% (1x) exposure to any positive or negative Allocated Return
Payment at maturity per Note	You will receive: $1,000 + [$1,000 × Allocated Return]
Allocated Return	(Best Index Return × 60%) + (Second Best Index Return × 30%) + (Lowest Index Return × 10%)
Determination of Index Weightings	On the Final Valuation Date the Index Return for each Index will be calculated and ranked as follows: the highest Index Return (the "Best Index Return"), the next highest Index Return (the "Second Best Index Return") and the lowest Index Return (the "Lowest Index Return").**
Index Return	For each Index: $$\frac{\text{Final Index Level} - \text{Initial Index Level}}{\text{Initial Index Level}}$$
Initial Index Level	See page FWP-5
Final Index Level	See page FWP-5
Pricing Date	June 22, 2011
Trade Date	June 22, 2011
Settlement Date	June 27, 2011
Final Valuation Date	June 24, 2014, subject to adjustment as described under "Additional Terms of the Notes" in the accompanying underlying supplement.
Maturity Date	3 business days after the Final Valuation Date, which is expected to be June 27, 2014. The Maturity Date is subject to adjustment as described under "Additional Terms of the Notes" in the accompanying underlying supplement.
CUSIP	4042K1HU0

* As more fully described beginning on page FWP-4.
** As more fully described on page FWP-4.

THE NOTES

The Notes are designed for investors who seek broad U.S. equity exposure, and who are uncertain as to which Index (the SPX, the MID or the RTY) will perform best over the term of the Notes. The advantage the Notes provide is that the Index Weightings will be determined only after the performance of each Index over the term of the Notes is known. At maturity, the Notes "look back" at the performance of the Indices and allocate a 60%, 30% and 10% weighting to the best, second best and lowest performing Index, respectively.

If the Allocated Return is positive on the Final Valuation Date, you will realize 100% (1x) of the Allocated Return. If the Allocated Return is negative, you will lose 1% of your investment for every 1% the Allocated Return is below zero. The Allocated Return will be greater than or equal to the average of the three Index Returns.

The offering period is through June 22, 2011



PAYOFF EXAMPLES

The following hypothetical examples demonstrate how the Allocated Return is derived from applying the relevant weightings to the Best Index Return, the Second Best Index Return and the Lowest Index Return.

Example 1

	Return	Allocated Index Weighting
SPX	10.00%	10%
MID	38.00%	60%
RTY	30.00%	30%
Allocated Return is: 32.80%		

Calculated as: (38% × 60%) + (30% × 30%) + (10% × 10%)

In this example, the Allocated Return of 32.80% is greater than the average of the three Index Returns of 26%.

Example 2

	Return	Allocated Index Weighting
SPX	-20.00%	60%
MID	-30.00%	30%
RTY	-50.00%	10%
Allocated Return is: -26.00%		

Calculated as: (-20% × 60%) + (-30% × 30%) + (-50% × 10%)

In this example, the Allocated Return of -26% is greater than the average of the three Index Returns of -33.33%.

Information about the Reference Asset

S&P 500® Index

The SPX is a capitalization-weighted index of 500 U.S. stocks. It is designed to measure the performance of the broad domestic economy through changes in the aggregate market value of 500 stocks representing all major industries.

The top 5 industry groups by market capitalization as of 5/25/2011 were: Information Technology, Financials, Energy, Health Care and Industrials.



S&P MidCap 400® Index

The MID is a capitalization-weighted index intended to provide a performance benchmark for the medium capitalization segment of the U.S. equity markets. The MID is comprised of 400 companies with mid-sized market capitalizations ranging from $850 million to $3.8 billion and covers over 7% of the United States equities market.

The top 5 industry groups by market capitalization as of 5/25/2011 were: Financials, Information Technology, Industrials, Consumer Discretionary and Health Care.



Russell 2000® Index

The RTY is designed to track the performance of the small capitalization segment of the United States equity market. All 2,000 stocks are traded on the New York Stock Exchange or NASDAQ, and the RTY consists of the smallest 2,000 companies included in the Russell 3000® Index. The Russell 3000® Index is composed of the 3,000 largest United States companies as determined by market capitalization and represents approximately 98% of the United States equity market.

The top 5 industry groups by market capitalization as of 4/30/11 were: Financial Services, Technology, Consumer Discretionary, Producer Durables and Health Care.



The graphs above illustrate the daily 5 yr performance of each Index through May 25, 2011. Past performance is not necessarily an indication of future results. For further information on the Reference Asset please see "Information Relating to the Reference Asset" on page FWP-12 and "The S&P 500® Index" and "The Russell 2000® Index" in the accompanying underlying supplement no. 3. We have derived all disclosure regarding the Indices from publicly available information. Neither HSBC USA Inc. or any of its affiliates assumes any responsibilities for the adequacy or accuracy of information about the Indices.

HSBC USA Inc.
U.S. Market-Cap Lookback Allocator
Notes



All references to "Enhanced Market Participation Notes" in the accompanying product supplement shall refer to these U.S. Market-Cap Lookback Allocator Notes. Each offering of Notes will have the respective terms described in this free writing prospectus and the accompanying product supplement, prospectus supplement, prospectus and underlying supplement. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying product supplement, prospectus supplement, prospectus or underlying supplement, the terms described in this free writing prospectus shall control. **You should be willing to forgo interest and dividend payments during the term of the Notes and, if the Allocated Return is negative, lose up to 100% of the principal.**

This free writing prospectus relates to a single offering of Notes, linked to the performance of a basket comprised of three indices (the "Reference Asset"). The purchaser of a Note will acquire a senior unsecured debt security of HSBC USA Inc. linked to the Reference Asset as described below. The following key terms relate to the offerings of Notes:

Issuer:	HSBC USA Inc.
Issuer Rating:	AA- (S&P), A1 (Moody's), AA (Fitch)[†]
Principal Amount:	$1,000 per Note
Reference Asset:	A weighted basket comprised of the S&P 500 Index® ("SPX"), the S&P MidCap 400® Index ("MID") and the Russell 2000® Index ("RTY") (each an "Index" and together the "Indices").
Index Weightings:	The weighting for each Index in the Reference Asset will be determined by the calculation agent on the Final Valuation Date based upon the performance of each Index over the term of the Notes with the Indices with the best performance assigned a greater weighting.
Determination of Index Weightings:	On the Final Valuation Date the Index Return will be calculated for each Index. The Index Returns will then be ranked by the calculation agent as follows: the highest Index Return (the "Best Index Return"), the next highest Index Return (the "Second Best Index Return") and the lowest Index Return (the "Lowest Index Return"). The Best Index Return will be weighted at 60%, the Second Best Index Return will be weighted at 30% and the Lowest Index Return will be weighted 10%. Should Indices have equal returns, the calculation agent will determine the ranking without detriment to the investor. This method of allocation ensures the Index with the greatest Index Return will have the greatest weighting and the Index with the lowest Index Return will have the lowest weighting. Generally this will result in a greater Allocated Return than if the Reference Asset were equally weighted between the Indices. Despite this, the Best Index Return may not be positive or may not be large enough to counterbalance negative Index Returns from one or both of the other two Indices. In such a case, the allocation of the weightings of the Indices will not prevent you from losing all or some of your investment.
Trade Date:	June 22, 2011
Pricing Date:	June 22, 2011
Settlement Date:	June 27, 2011
Final Valuation Date:	June 24, 2014. The Final Valuation Date is subject to adjustment as described under "Additional Terms of the Notes" in the accompanying underlying supplement.
Maturity Date:	3 business days after the Final Valuation Date, which is expected to be June 27, 2014. The Maturity Date is subject to adjustment as described under "Additional Terms of the Notes" in the accompanying underlying supplement.
Payment at Maturity:	On the Maturity Date, for each Note, we will pay you the Final Settlement Value.
Final Settlement Value:	You will receive a cash payment on the Maturity Date, per $1,000 Principal Amount of Notes, equal to: $1,000 +[$1,000 × (Allocated Return)]. If the Allocated Return is less than zero, you will lose 1% of the Principal Amount of your Notes for each percentage point that the Allocated Return is below zero. For example, if the Allocated Return is -30%, you will suffer a 30% loss and receive 70% of your Principal Amount. Therefore, you may lose up to 100% of your investment.
Allocated Return:	Shall equal the weighted return of the Indices, with the allocation of the Index Weightings determined as described above in "Determination of Index Weightings" and calculated as follows: [(Best Index Return × 60%) + (Second Best Index Return × 30%) + (Lowest Index Return × 10%)]

Index Return:	With respect to each Index, the quotient, expressed as a percentage, determined by the calculation agent as follows:

$$\frac{\text{Final Index Level} - \text{Initial Index Level}}{\text{Initial Index Level}}$$

Form of Notes:	Book-Entry
Initial Index Level:	The Official Closing Level of the relevant Index on the Pricing Date.
Final Index Level:	With respect to each Index, the Official Closing Value of such Index on the Final Valuation Date.
Official Closing Level:	The closing level of the applicable Index on any scheduled trading day as determined by the calculation agent based upon the level displayed on the relevant Bloomberg Professional® service page (with respect to the SPX, "SPX <INDEX>", with respect to the MID, "MID <INDEX>" and with respect to the RTY, "RTY <INDEX>") or, for each Index, any successor page on Bloomberg Professional® service or any successor service, as applicable.
Listing:	The Notes will not be listed on any U.S. securities exchange or quotation system.
CUSIP/ISIN:	4042K1HU0

[†] A credit rating reflects the creditworthiness of HSBC USA Inc. and is not a recommendation to buy, sell or hold securities, and it may be subject to revision or withdrawal at any time by the assigning rating organization. The Notes themselves have not been independently rated. Each rating should be evaluated independently of any other rating.

GENERAL

This free writing prospectus relates to a single Note offering linked to the Reference Asset identified on the cover page. The purchaser of a Note will acquire a senior unsecured debt security of HSBC USA Inc. linked to the Reference Asset. We reserve the right to withdraw, cancel or modify any offering and to reject orders in whole or in part. Although each offering of Notes relates to the Reference Asset identified on the cover page, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to such Reference Asset or any component security included in the Reference Asset or as to the suitability of an investment in the Notes.

You should read this document together with the prospectus dated April 2, 2009, the prospectus supplement dated April 9, 2009, the product supplement dated April 9, 2009 and underlying supplement no. 3 dated October 22, 2010. All references to "Enhanced Market Participation Notes" in the accompanying product supplement shall refer to these U.S. Market-Cap Lookback Allocator Notes. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying product supplement, prospectus supplement, prospectus, or underlying supplement, the terms described in this free writing prospectus shall control. You should carefully consider, among other things, the matters set forth in "Risk Factors" beginning on page FWP-8 of this free writing prospectus, page PS-4 of the product supplement, page S-3 of the prospectus supplement and page US3-1 of underlying supplement no. 3, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. As used herein, references to the "Issuer", "HSBC", "we", "us" and "our" are to HSBC USA Inc.

HSBC has filed a registration statement (including a prospectus, a prospectus supplement, a product supplement and an underlying supplement) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and product supplement if you request them by calling toll-free 1-866-811-8049.

You may also obtain:

▸ The product supplement at: http://www.sec.gov/Archives/edgar/data/83246/000114420409019791/v145840_424b2.htm

▸ The prospectus supplement at: http://www.sec.gov/Archives/edgar/data/83246/000114420409019785/v145824_424b2.htm

▸ The prospectus at: http://www.sec.gov/Archives/edgar/data/83246/000104746909003736/a2192100zs-3asr.htm

▸ The underlying supplement no. 3 at: http://www.sec.gov/Archives/edgar/data/83246/000114420410055205/v198039_424b2.htm

We are using this free writing prospectus to solicit from you an offer to purchase the Notes. You may revoke your offer to purchase the Notes at any time prior to the time at which we accept your offer by notifying HSBC Securities (USA) Inc. We reserve the right to change the terms of, or reject any offer to purchase, the Notes prior to their issuance. In the event of any material changes to the terms of the Notes, we will notify you.

PAYMENT AT MATURITY

On the Maturity Date, for each Note you hold, we will pay you the Final Settlement Value, which is an amount in cash, as described below.

You will receive a cash payment on the Maturity Date, per $1,000 Principal Amount of Notes, equal to:

$1,000 + [$1,000 × (Allocated Return)].

If the Allocated Return is less than zero, you will lose 1% of the Principal Amount of your Notes for each percentage point that the Allocated Return is below zero. For example, if the Allocated Return is -30%, you will suffer a 30% loss and receive 70% of the Principal Amount. **Therefore, you may lose up to 100% of your investment.**

Interest

The Notes will not pay periodic interest.

Calculation Agent

We or one of our affiliates will act as calculation agent with respect to the Notes.

Trustee

Notwithstanding anything contained in the accompanying prospectus supplement or product supplement to the contrary, the Notes will be issued under the senior indenture dated March 31, 2009, between HSBC USA Inc., as Issuer, and Wells Fargo Bank, National Association, as trustee. Such indenture has substantially the same terms as the indenture described in the accompanying prospectus supplement.

Paying Agent

Notwithstanding anything contained in the accompanying prospectus supplement or product supplement to the contrary, HSBC Bank USA, N.A. will act as paying agent with respect to the Notes pursuant to a Paying Agent and Securities Registrar Agreement dated June 1, 2009, between HSBC USA Inc. and HSBC Bank USA, N.A.

Reference Sponsor

With respect to SPX and the MID, Standard and Poor's Financial Services LLC, a subsidiary of The McGraw-Hill Companies, Inc., is the reference sponsor. With respect to the RTY, the Russell Investment Group is the reference sponsor.

INVESTOR SUITABILITY

The Notes may be suitable for you if:

▶ You seek an investment with a return linked to the potential positive performance of the Reference Asset and you believe the value of the Reference Asset will increase over the term of the Notes.

▶ You believe certain Indices in the Reference Asset will outperform the other Indices but are uncertain as to which Indices in the Reference Asset will provide the best returns over the term of the Notes. Therefore you prefer an investment that allocates predetermined weightings to each Index Return at maturity based upon which Index Return is the highest.

▶ You are willing to make an investment that is exposed to the negative Allocated Return on a 1-to-1 basis for each percentage point that the Allocated Return is less than zero.

▶ You are willing to forego dividends or other distributions paid to holders of stocks comprising the Reference Asset.

▶ You do not seek current income from your investment.

▶ You do not seek an investment for which there is an active secondary market.

▶ You are willing to hold the Notes to maturity.

▶ You are comfortable with the creditworthiness of HSBC, as issuer of the Notes.

The Notes may not be suitable for you if:

▶ You believe the Allocated Return will be negative on the Final Valuation Date or that the Allocated Return will not be sufficiently positive to provide you with your desired return.

▶ You have strong views regarding the anticipated returns of the Indices in the Reference Asset and therefore prefer an investment with predetermined weightings that better maximize the Index Returns you anticipate.

▶ You are unwilling to make an investment that is exposed to the negative Allocated Return on a 1-to-1 basis for each percentage point that the Allocated Return is below zero.

▶ You seek an investment that provides some return of principal.

▶ You prefer the lower risk, and therefore accept the potentially lower returns, of fixed income investments with comparable maturities issued by HSBC or another issuer with a similar credit rating.

▶ You prefer to receive the dividends or other distributions paid on any stocks comprising the Indices in the Reference Asset.

▶ You seek current income from your investment.

▶ You seek an investment for which there will be an active secondary market.

▶ You are unable or unwilling to hold the Notes to maturity.

▶ You are not willing or are unable to assume the credit risk associated with HSBC, as issuer of the Notes.

RISK FACTORS

We urge you to read the section "Risk Factors" on page S-3 in the accompanying prospectus supplement, on page PS-4 of the accompanying product supplement and on page US3-1 of underlying supplement no. 3. Investing in the Notes is not equivalent to investing directly in any of the stocks comprising the Reference Asset. You should understand the risks of investing in the Notes and should reach an investment decision only after careful consideration, with your advisors, of the suitability of the Notes in light of your particular financial circumstances and the information set forth in this free writing prospectus and the accompanying underlying supplement, product supplement, prospectus supplement and prospectus.

In addition to the risks discussed below, you should review "Risk Factors" in the accompanying prospectus supplement, product supplement and underlying supplement including the explanation of risks relating to the Notes described in the following sections:

▸ "— Risks Relating to All Note Issuances" in the prospectus supplement;

▸ "— Additional Risks Relating to Notes with an Equity Security or Equity Index as the Reference Asset" in the prospectus supplement;

▸ "— Additional Risks Relating to Certain Notes with More than One Instrument Comprising the Reference Asset" in the prospectus supplement; and

▸ "—There are Risks Associated With Small-Capitalization Stocks" in the underlying supplement no. 3.

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities.

Your investment in the Notes may result in a loss.

For each Index in the Reference Asset, you will be exposed to the decline in the Final Index Level from the Initial Index Level. The amount of exposure to each Index Return will depend on such Index's weighting, as determined by the calculation agent in accordance with "Determination of Index Weightings" above. These Index Returns and Index Weightings will determine the Allocated Return. Accordingly, if the Allocated Return is less than zero, your Payment at Maturity will be less than the Principal Amount of your Notes. You may lose up to 100% of your investment at maturity if the Allocated Return is negative.

Credit risk of HSBC USA Inc.

The Notes are senior unsecured debt obligations of the issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the Notes will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the Notes depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the Notes and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the Notes.

Changes in the levels of the Indices in the Reference Asset may offset each other.

Movements in the levels of the Indices may not correlate with each other. At a time when the level of one or more of the Indices increases, the level of the other Indices may not increase as much or may even decline. Therefore, in calculating the Allocated Return, increases in the level of one or more of the Indices may be moderated, or more than offset, by lesser increases or declines in the level of the other Indices. More heavily weighted Indices will have a larger impact than Indices with lesser weightings; however, for these Notes the most heavily weighted Index will always be the best performing Index and the least heavily weighted Index will always be the worst performing Index. Despite this, the Best Index Return may not be positive or may not be large enough to counterbalance negative Index Returns from one or both of the other two Indices. In such a case, the allocation of the weightings of the Indices will not prevent you from losing all or some of your investment.

The Notes will not bear interest.

As a holder of the Notes, you will not receive or be entitled to receive, periodic interest payments.

The payment formula for the Notes will not take into account all developments in the Reference Asset.

Changes in the value of the Reference Asset during the term of the Notes prior to the Final Valuation Date will not be reflected in the calculation of the Payment at Maturity. The calculation agent will calculate the Allocated Return by multiplying the Index Return for each Index by its respective Index Weighting, which will not be determined until the Final Valuation Date, and then taking the sum of the weighted Index Returns, as described above. The Index Returns and Index Weightings will be calculated only as of the Final

Valuation Date. As a result, the Allocated Return may be less than zero even if the Reference Asset had moved favorably at certain times during the term of the Notes before moving to an unfavorable level on the Final Valuation Date.

Changes that affect the Reference Asset will affect the market value of the Notes and the amount you will receive at maturity.

The policies of the reference sponsor of each Index in the Reference Asset concerning additions, deletions and substitutions of the constituents comprising such Index and the manner in which such reference sponsor takes account of certain changes affecting those constituents included in such Index may affect the value of such Index, and ultimately the Reference Asset. The policies of the reference sponsor with respect to the calculation of each Index in the Reference Asset could also affect the value of such Reference Asset. The reference sponsor may discontinue or suspend calculation or dissemination of its Index in the Reference Asset. Any such actions could affect the value of the Notes.

Please read and pay particular attention to the section "Additional Risks Relating to Notes with an Equity Security or Equity Index as the Reference Asset" in the accompanying prospectus supplement.

The Notes are not insured by any governmental agency of the United States or any other jurisdiction.

The Notes are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the Notes is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full Payment at Maturity on the Notes.

Certain built-in costs are likely to adversely affect the value of the Notes prior to maturity.

The original issue price of the Notes includes the placement agent's commission and the estimated cost of HSBC hedging its obligations under the Notes. As a result, the price, if any, at which HSBC Securities (USA) Inc will be willing to purchase Notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the Maturity Date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

The Notes lack liquidity.

The Notes will not be listed on any securities exchange. HSBC Securities (USA) Inc. is not required to offer to purchase the Notes in the secondary market, if any exists. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to buy the Notes.

Potential conflicts.

HSBC and its affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes. We will not have any obligation to consider your interests as a holder of the Notes in taking any action that might affect the value of your Notes.

Uncertain tax treatment.

For a discussion of certain of the U.S. federal income tax consequences of your investment in a Note, please see the discussion under "Certain U.S. Federal Income Tax Considerations" herein, the discussion under "Certain U.S. Federal Income Tax Considerations" in the accompanying product supplement and the discussion under "Certain U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

ILLUSTRATIVE EXAMPLES

The following table and examples are provided for illustrative purposes only and are hypothetical. They do not purport to be representative of every possible scenario concerning Allocated Returns of the Reference Asset. We cannot predict the Final Index Levels of the Indices in the Reference Asset on the Final Valuation Date, nor the Allocated Return. The assumptions we have made in connection with the illustrations set forth below may not reflect actual events. You should not take this illustration or these examples as an indication or assurance of the expected performance of the Reference Asset to which your Notes are linked or return on the Notes. With respect to the Notes, the Final Settlement Value may be less than the amount that you would have received from a conventional debt security with the same stated maturity, including those issued by HSBC. The numbers appearing in the table below and the following examples have been rounded for ease of analysis.

The table below illustrates the Payment at Maturity on a $1,000 investment in Notes for a hypothetical range of performance for the Allocated Return from -100% to +100%. The "Hypothetical Return on the Note" as used below is the number, expressed as a percentage, that results from comparing the Payment at Maturity per $1,000 Principal Amount of Notes to $1,000. The potential returns described here assume that your Notes are held to maturity. You should consider carefully whether the Notes are suitable to your investment goals.

The Index Weighting for each Index will be determined on the Final Valuation Date; see the examples below for illustrations of how the Allocated Return will be calculated for the Notes.

Hypothetical Allocated Return	Hypothetical Payment at Maturity	Hypothetical Return on the Note
100.00%	$2,000.00	100.00%
80.00%	$1,800.00	80.00%
60.00%	$1,600.00	60.00%
40.00%	$1,400.00	40.00%
20.00%	$1,200.00	20.00%
15.00%	$1,150.00	15.00%
10.00%	$1,100.00	10.00%
5.00%	$1,050.00	5.00%
2.00%	$1,020.00	2.00%
1.00%	$1,010.00	1.00%
0.00%	**$1,000.00**	**0.00%**
-1.00%	$990.00	-1.00%
-2.00%	$980.00	-2.00%
-5.00%	$950.00	-5.00%
-10.00%	$900.00	-10.00%
-15.00%	$850.00	-15.00%
-20.00%	$800.00	-20.00%
-40.00%	$600.00	-40.00%
-60.00%	$400.00	-60.00%
-80.00%	$200.00	-80.00%
-100.00%	$0.00	-100.00%

The following examples indicate how the Final Settlement Value would be calculated with respect to a hypothetical $1,000 investment in the Notes.

Example 1: All Index Returns are positive.

		Allocated Index Weighting
SPX Index Return (Lowest Index Return):	10.00%	10%
MID Index Return (Best Index Return):	50.00%	60%
RTY Index Return (Second Best Index Return):	30.00%	30%
Allocated Return:	40.00%	
Final Settlement Value:	**$1,400.00**	

Because the MID Index Return is the highest, it is weighted at 60%; because the RTY Index Return is second highest, it is weighted at 30%; and because the SPX Index Return is the lowest, it is weighted at 10%. Therefore the Allocated Return would be 40% (which is greater than the average of the three Index Returns of 30%) and the Final Settlement Value would be $1,400.00 per $1,000 Principal Amount of Notes calculated as follows:

$$\$1,000 + (\$1,000 \times \text{Allocated Return})$$
$$= \$1,000 + (\$1,000 \times [(50\% \times 60\%) + (30\% \times 30\%) + (10\% \times 10\%)])$$
$$= \$1,400.00$$

Example 1 shows that you will receive the return of your principal investment plus a return equal to the Allocated Return when the Allocated Return is positive.

Example 2: All Index Returns are negative.

		Allocated Index Weighting
SPX Index Return (Best Index Return):	-25.00%	60%
MID Index Return (Second Best Index Return):	-30.00%	30%
RTY Index Return (Lowest Index Return):	-60.00%	10%
Allocated Return:	-30.00%	
Final Settlement Value:	**$700.00**	

Because the SPX Index Return is the highest, it is weighted at 60%; because the MID Index Return is second highest, it is weighted at 30%; and because the RTY Index Return is the lowest, it is weighted at 10%. Therefore the Allocated Return would be -30% (which is greater than the average of the three Index Returns of -38.33%) and the Final Settlement Value would be $700.00 per $1,000 Principal Amount of Notes calculated as follows:

$$\$1,000 + (\$1,000 \times \text{Allocated Return})$$
$$= \$1,000 + (\$1,000 \times [(-25\% \times 60\%) + (-30\% \times 30\%) + (-60\% \times 10\%)])$$
$$= \$700.00$$

Example 2 shows that you are exposed to a 1% loss to your Principal Amount for each percentage point that the Allocated Return is below zero. YOU MAY LOSE UP TO 100% OF THE PRINCIPAL AMOUNT OF YOUR NOTES.

Example 3: Index Returns are mixed.

		Allocated Index Weighting
SPX Index Return (Second Best Index Return):	-15.00%	30%
MID Index Return (Lowest Index Return):	-25.00%	10%
RTY Index Return (Best Index Return):	10.00%	60%
Allocated Return:	-1.00%	
Final Settlement Value:	**$990.00**	

Because the RTY Index Return is the highest, it is weighted at 60%; because the SPX Index Return is second highest, it is weighted at 30%; and because the MID Index Return is the lowest, it is weighted at 10%. Therefore the Allocated Return would be -1% (which is greater than the average of the three Index Returns of -10%) and the Final Settlement Value would be $990.00 per $1,000 Principal Amount of Notes calculated as follows:

$$\$1,000 + (\$1,000 \times \text{Allocated Return})$$
$$= \$1,000 + (\$1,000 \times [(10\% \times 60\%) + (-15.00\% \times 30\%) + (-25\% \times 10\%)])$$
$$= \$990.00$$

Example 3 shows that despite the allocation of the greatest weighting to the highest Index Return, that Index Return may not be sufficiently large to counterbalance lesser returns by the other Indices.

INFORMATION RELATING TO THE REFERENCE ASSET

Description of the SPX

The SPX is a capitalization-weighted index of 500 U.S. stocks. It is designed to measure the performance of the broad domestic economy through changes in the aggregate market value of 500 stocks representing all major industries.

The top 5 industry groups by market capitalization as of 5/25/2011 were: Information Technology, Financials, Energy, Health Care and Industrials.

For more information about the SPX, see "The S&P 500® Index" on page US3-4 of the accompanying underlying supplement no. 3.

Historical Performance of the SPX

The following graph sets forth the historical performance of the SPX based on the daily historical closing levels from May 29, 2006 through May 25, 2011. The closing level for the SPX on May 25, 2011 was 1,320.47. We obtained the closing levels below from Bloomberg Professional® service. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Professional® service.



The historical levels of the SPX should not be taken as an indication of future performance, and no assurance can be given as to the Official Closing Level of the SPX on the Final Valuation Date.

Description of the MID

General

HSBC has derived all information relating to the MID, including, without limitation, its make-up, performance, method of calculation and changes in its components, from publicly available sources. That information reflects the policies of and is subject to change by Standard & Poor's, a division of The McGraw-Hill Companies, Inc. ("S&P"). S&P is under no obligation to continue to publish, and may discontinue or suspend the publication of the MID at any time. The consequences of S&P discontinuing the MID are discussed in the accompanying underlying supplement no. 3.

S&P publishes the MID

The MID is comprised of 400 companies with mid-sized market capitalizations ranging from $850 million to $3.8 billion and covers over 7% of the United States equities market. The calculation of the value of the MID (discussed below in further detail) is based on the relative value of the aggregate Market Value (as defined below) of the common stocks of 400 companies as of a particular time compared to the aggregate average Market Value of the common stocks of 400 similar companies during the base period of June 28, 1991. Historically, the "Market Value" of any S&P component stock was calculated as the product of the market price per share and the number of the then-outstanding shares of such S&P component stock. As discussed below, during March 2005, S&P began to use a new methodology to calculate the Market Value of the S&P component stocks and S&P completed its transition to the new calculation methodology during September 2005.

S&P chooses companies for inclusion in the MID with the aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock population of the Standard & Poor's Stock Guide Database, which S&P uses as an assumed model for the composition of the total market. Relevant criteria employed by S&P include the viability of the particular company, the extent to which that company represents the industry group to which it is assigned, the extent to which the market price of that company's common stock is generally responsive to changes in the affairs of the respective industry and the market value and trading activity of the common stock of that company. S&P may from time to time, in its sole discretion, add companies to, or delete companies from, the MID to achieve the objectives stated above.

Computation of the MID

Prior to March 2005, the Market Value of a component stock was calculated as the product of the market price per share and the total number of outstanding shares of the component stock. In March 2004, S&P announced that it would transition the MID to float-adjusted market capitalization weights. The transition began in March 2005 and was completed in September 2005. S&P's criteria for selecting stock for the MID was not changed by the shift to float adjustment. However, the adjustment affects each company's weight in the MID (i.e., its Market Value). Currently, S&P calculates the MID based on the total float-adjusted market capitalization of each component stock, where each stock's weight in the MID is proportional to its float-adjusted Market Value.

Under float adjustment, the share counts used in calculating the MID reflect only those shares that are available to investors, not all of a company's outstanding shares. S&P defines three groups of shareholders whose holdings are subject to float adjustment:

- holdings by other publicly traded corporations, venture capital firms, private equity firms, strategic partners, or leveraged buyout groups;

- holdings by government entities, including all levels of government in the U.S. or foreign countries; and

- holdings by current or former officers and directors of the company, founders of the company, or family trusts of officers, directors, or founders, as well as holdings of trusts, foundations, pension funds, employee stock ownership plans, or other investment vehicles associated with and controlled by the company.

However, treasury stock, stock options, restricted shares, equity participation units, warrants, preferred stock, convertible stock, and rights are not part of the float. In cases where holdings in a group exceed 10% of the outstanding shares of a company, the holdings of that group are excluded from the float-adjusted count of shares to be used in the index calculation. Mutual funds, investment advisory firms, pension funds, or foundations not associated with the company and investment funds in insurance companies, shares of a U.S. company traded in Canada as "exchangeable shares," shares that trust beneficiaries may buy or sell without difficulty or significant additional expense beyond typical brokerage fees, and, if a company has multiple classes of stock outstanding, shares in an unlisted or non-traded class if such shares are convertible by shareholders without undue delay and cost, are also part of the float.

For each stock, an investable weight factor ("IWF") is calculated by dividing the available float shares, defined as the total shares outstanding less shares held in one or more of the three groups listed above where the group holdings exceed 10% of the outstanding shares, by the total shares outstanding. The float-adjusted index is then calculated by dividing the sum of the IWF multiplied by both the price and the total shares outstanding for each stock by an index divisor (the "Divisor"). For companies with multiple classes of stock, S&P calculates the weighted average IWF for each stock using the proportion of the total company market capitalization of each share class as weights.

As of the date of this document, the MID is calculated using a base-weighted aggregate methodology: the level of the MID reflects the total Market Value of all the component stocks relative to the MID base date of June 28, 1991. The daily calculation of the MID is computed by dividing the Market Value of the MID component stocks by the Divisor.

The MID maintenance includes monitoring and completing the adjustments for additions and deletions of the constituent companies, share changes, stock splits, stock dividends and stock price adjustments due to company restructurings or spin-offs. Continuity in index values is maintained by adjusting the Divisor for all changes in the MID constituents' share capital after the base date of June 28, 1991 with the index value as of the base date set at 100. Some corporate actions, such as stock splits and stock dividends do not require Divisor adjustments because following a stock split or stock dividend, both the stock price and number of shares outstanding are adjusted by S&P so that there is no change in the Market Value of the component stock. All stock split and dividend adjustments are made after the close of trading on the day before the ex-date.

To prevent the level of the MID from changing due to corporate actions, all corporate actions which affect the total Market Value of the MID require a Divisor adjustment. By adjusting the Divisor for the change in total Market Value, the level of the MID remains constant. This helps maintain the level of the MID as an accurate barometer of stock market performance and ensures that the movement of the MID does not reflect the corporate actions of individual companies in the MID. All Divisor adjustments are made after the close of trading and after the calculation of the closing levels of the MID. Some corporate actions, such as stock splits and stock dividends, require simple changes in the common shares outstanding and the stock prices of the companies in the MID and do not require Divisor adjustments.

The table below summarizes the types of index maintenance adjustments and indicates whether or not a Divisor adjustment is required.

Type of Corporate Action	Comments	Divisor Adjustment
Company added/deleted	Net change in market value determines Divisor adjustment.	Yes
Change in shares outstanding	Any combination of secondary issuance, share repurchase or buy back—share counts revised to reflect change.	Yes
Stock split	Share count revised to reflect new count. Divisor adjustment is not required since the share count and price changes are offsetting.	No
Spin-off	If spun-off company is not being added to the index, the divisor adjustment reflects the decline in Index Market Value (*i.e.*, the value of the spun-off unit).	Yes
Spin-off	Spun-off company added to the MID, no company removed from the MID.	No
Spin-off	Spun-off company added to the MID, another company removed to keep number of names fixed. Divisor adjustment reflects deletion.	Yes
Change in IWF	Increasing (decreasing) the IWF increases (decreases) the total market value of the index. The Divisor change reflects the change in market value caused by the change to an IWF.	Yes
Special dividend	When a company pays a special dividend the share price is assumed to drop by the amount of the dividend; the divisor adjustment reflects this drop in Index Market Value.	Yes
Rights offering	Each shareholder receives the right to buy a proportional number of additional shares at a set (often discounted) price. The calculation assumes that the offering is fully subscribed. Divisor adjustment reflects increase in market cap measured as the shares issued multiplied by the price paid.	Yes

Each of the corporate events exemplified in the table requiring an adjustment to the Divisor has the effect of altering the Market Value of the component stock and consequently of altering the aggregate Market Value of the MID component stocks (the "Post-Event Aggregate Market Value"). In order that the level of the MID (the "Pre-Event Index Value") not be affected by the altered Market Value (whether increase or decrease) of the affected component stock, a new Divisor ("New Divisor") is derived as follows:

$$\frac{\text{Post-Event Aggregate Market Value}}{\text{New Divisor}} = \text{Pre-Event Index Value}$$

$$\text{New Divisor} = \frac{\text{Post-Event Aggregate Market Value}}{\text{Pre-Event Index Value}}$$

A large part of the MID maintenance process involves tracking the changes in the number of shares outstanding of each of the companies whose stocks are included in the MID. Four times a year, on a Friday close to the end of each calendar quarter, the share totals of companies in the MID are updated as required by any changes in the number of shares outstanding and then the index divisor is adjusted accordingly. In addition, changes in a company's shares outstanding of 5% or more due to mergers, acquisitions, public offerings, private placements, tender offers, Dutch auctions or exchange offers are made as soon as reasonably possible. Other changes of 5% or more (due to, for example, company stock repurchases, redemptions, exercise of options, warrants, conversion of preferred stock, notes, debt, equity participations or other recapitalizations) are made weekly, and are announced on Wednesdays for implementation after the close of trading on the following Wednesday. If a 5% or more change causes a company's IWF to change by 5 percentage points or more (for example from 0.80 to 0.85), the IWF will be updated at the same time as the share change, except IWF changes resulting from partial tender offers will be considered on a case-by-case basis. Changes to an IWF of less than 5 percentage points are implemented at the next IWF review, which occurs annually. In the case of certain rights issuances, in which the number of rights issued and/or terms of their exercise are deemed substantial, a price adjustment and share increase may be implemented immediately.

License Agreement with S&P

HSBC has entered into a nonexclusive license agreement providing for the license to it, in exchange for a fee, of the right to use indices owned and published by S&P in connection with some products, including the Securities.

The Securities are not sponsored, endorsed, sold or promoted by S&P or its third party licensors. Neither S&P nor its third party licensors make any representation or warranty, express or implied, to the owners of the Securities or any member of the public regarding the advisability of investing in securities generally or in the Securities particularly or the ability of the MID to track general stock market performance. S&P's and its third party licensor's only relationship to HSBC USA Inc. is the licensing of certain trademarks and trade names of S&P and the third party licensors and of the MID which is determined, composed and calculated by S&P or its third party licensors without regard to HSBC USA Inc. or the Securities. S&P and its third party licensors have no obligation to take the needs of HSBC USA Inc. or the owners of the Securities into consideration in determining, composing or calculating the SPX. Neither S&P nor its third party licensors is responsible for or has participated in the determination of the prices and amount of the Securities or the timing of the issuance or sale of the Securities or in the determination or calculation of the equation by which the Securities are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the Securities.

NEITHER STANDARD & POOR'S, ITS AFFILIATES NOR THEIR THIRD PARTY LICENSORS GUARANTEE THE ADEQUACY, ACCURACY, TIMELINESS OR COMPLETENESS OF THE INDEX OR ANY DATA INCLUDED THEREIN OR ANY COMMUNICATIONS, INCLUDING BUT NOT LIMITED TO, ORAL OR WRITTEN COMMUNICATIONS (INCLUDING ELECTRONIC COMMUNICATIONS) WITH RESPECT THERETO. STANDARD & POOR'S, ITS AFFILIATES AND THEIR THIRD PARTY LICENSORS SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS OR DELAYS THEREIN. STANDARD & POOR'S MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE MARKS, THE INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL STANDARD & POOR'S, ITS AFFILIATES OR THEIR THIRD PARTY LICENSORS BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE OR CONSEQUENTIAL DAMAGES, INCLUDING BUT NOT LIMITED TO, LOSS OF PROFITS, TRADING LOSSES, LOST TIME OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY OR OTHERWISE.

"Standard & Poor's®", "S&P®" and "S&P MidCap 400®" are trademarks of Standard and Poor's and have been licensed for use by HSBC USA Inc.

Historical Performance of the MID

The following graph sets forth the historical performance of the MID based on the daily historical closing levels from May 29, 2006 to May 25, 2011 as reported on Bloomberg Professional® service. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Professional® service. The historical levels of the MID should not be taken as an indication of future performance.



Source: Bloomberg Professional® service

The closing level of the MID on May 25, 2011 was 975.66.

Description of the RTY

The RTY is designed to track the performance of the small capitalization segment of the United States equity market. All 2,000 stocks are traded on the New York Stock Exchange or NASDAQ, and the RTY consists of the smallest 2,000 companies included in the Russell 3000® Index. The Russell 3000® Index is composed of the 3,000 largest United States companies as determined by market capitalization and represents approximately 98% of the United States equity market.

The top 5 industry groups by market capitalization as of 4/30/11 were: Financial Services, Technology, Consumer Discretionary, Producer Durables and Health Care.

For more information about the RTY, see "The Russell 2000® Index" on page US3-8 of the accompanying underlying supplement no. 3.

Historical Performance of the RTY

The following graph sets forth the historical performance of the RTY based on the daily historical closing levels from May 29, 2006 through May 25, 2011. The closing level for the RTY on May 25, 2011 was 820.87. We obtained the closing levels below from Bloomberg Professional® service. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Professional® service.



The historical levels of the RTY should not be taken as an indication of future performance, and no assurance can be given as to the Official Closing Level of the RTY during the Observation Period or on the Final Valuation Date.

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

We have appointed HSBC Securities (USA) Inc., an affiliate of HSBC, as the agent for the sale of the Notes. Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc. will purchase the Notes from HSBC for distribution to other registered broker dealers or will offer the Notes directly to investors. HSBC Securities (USA) Inc. proposes to offer the Notes at the offering price set forth on the cover page of this term sheet and will receive underwriting discounts and commissions of up to 1.20%, or $12.00, per $1,000 Principal Amount of Notes. HSBC Securities (USA) Inc. may allow selling concessions on sales of such Notes by other brokers or dealers of up to 0.50%, or $5.00, and pay referral fees to other broker-dealers of up to 1.20%, or $12.00, per $1,000 Principal Amount of Notes.

An affiliate of HSBC has paid or may pay in the future an amount to broker dealers in connection with the costs of the continuing implementation of systems to support these Notes.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions after the initial sale of the Notes, but is under no obligation to do so and may discontinue any market-making activities at any time without notice.

See 'Supplemental Plan of Distribution' on page S-52 in the prospectus supplement. All references to NASD Rule 2720 in the prospectus supplement shall be to FINRA Rule 5121.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

There is no direct legal authority as to the proper tax treatment of the Notes, and therefore significant aspects of the tax treatment of the Notes are uncertain as to both the timing and character of any inclusion in income in respect of the Notes. Under one approach, a Note should be treated as a pre-paid forward or other executory contract with respect to the Reference Asset. We intend to treat the Notes consistent with this approach. Pursuant to the terms of the Notes, you agree to treat the Notes under this approach for all U.S. federal income tax purposes. Notwithstanding any disclosure in the accompanying product supplement to the contrary, our special U.S. tax counsel in this transaction is Sidley Austin LLP. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Sidley Austin LLP, it is reasonable to treat a Note as a pre-paid forward or other executory contract with respect to the Reference Asset. Pursuant to this approach, we do not intend to report any income or gain with respect to the Notes prior to their maturity or an earlier sale or exchange and we intend to treat any gain or loss upon maturity or an earlier sale or exchange as long-term capital gain or loss, provided that you have held the Note for more than one year at such time for U.S. federal income tax purposes. For a discussion of certain of the U.S. federal income tax consequences of your investment in a Note, please see the discussion under "Certain U.S. Federal Income Tax Considerations" in the accompanying product supplement and the discussion under "Certain U.S Federal Income Tax Considerations" in the accompanying prospectus supplement.

TABLE OF CONTENTS

Free Writing Prospectus

Underlying Supplement no. 3

Product Supplement

Prospectus Supplement

Prospectus

You should only rely on the information contained in this free writing prospectus, the accompanying underlying supplement, product supplement, prospectus supplement and prospectus. We have not authorized anyone to provide you with information or to make any representation to you that is not contained in this free writing prospectus, the accompanying underlying supplement, product supplement, prospectus supplement and prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. This free writing prospectus, the accompanying underlying supplement, product supplement, prospectus supplement and prospectus are not an offer to sell these Notes, and these documents are not soliciting an offer to buy these Notes, in any jurisdiction where the offer or sale is not permitted. You should not, under any circumstances, assume that the information in this free writing prospectus, the accompanying underlying supplement, product supplement, prospectus supplement and prospectus is correct on any date after their respective dates.

HSBC USA Inc.

$ U.S. Market-Cap Lookback Allocator Notes

May 26, 2011

FREE WRITING PROSPECTUS